02044213

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of **June, 2002**

Novogen Limited

(Translation of registrant's name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F √ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐
No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82- ______________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited
(Registrant)

Date **13 June, 2002** By

Ronald Lea Erratt
Company secretary

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished. such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

SEC 1815 (7-91)

The information required to be furnished pursuant to (i) (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section I8 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

ASX & MEDIA RELEASE **13th JUNE 2002**

NEW HUMAN CLINICAL TRIAL COMMENCES FOR NOVOGEN'S DERMATOLOGICAL COMPOUND NV-07α

Novogen has commenced a second human clinical trial of its novel synthetic dermatological compound NV-07α.

The trial, at the Royal Prince Alfred Hospital in Sydney will determine the extent to which NV-07α is able to reverse the damaging effects of sun exposure on the skin.

In pre-clinical studies conducted by Novogen, NV-07α, when applied topically, demonstrated an ability to undo the immediate effects of sunlight, such as reddening of the skin; and also to undo the underlying damage from exposure to sunlight which results in skin cancer.

Both of these effects were observed even when NV-07α was applied after sun exposure and in long term pre-clinical studies this resulted in reduced incidence of skin cancer.

Novogen's Research Director, Professor Alan Husband, explained that one of the mechanisms by which sunlight exposure causes skin cancer was by suppression of the skin's immune capacity.

"The current study is being conducted in human subjects who have an inbuilt marker of skin immune function and who are susceptible to a particular type of skin allergy." Professor Husband said.

"Normally these subjects have a reduced allergic reaction after sun exposure because the immune system becomes suppressed. This study will determine if the reduced immune effect can be avoided when NV-07α is applied after sun exposure in these subjects."

Despite increased public awareness about the benefits of avoiding excessive sun exposure and the importance of sun block creams to prevent sun damage, the World Health Organisation's International Agency for Research on Cancer has issued a medical alert warning that the use of sun block creams is not effective in preventing the long term damage to the skin which may result in skin cancer.

"The use of these creams reduces sunburn but does not correlate with a reduction in risk of life-threatening skin cancers such as malignant melanoma," Professor Husband said.

Professor Husband added that NV-07α had commercial potential for use as an after-sun skin repair agent in cosmetics and skin care products.

The current annual spend in the US on UV sun block creams is US$90 million and in Europe the figure is US$100 million. The current total skin care market for the world is around US$30 billion annually, of which about US$6 billion is spent in the US. Australia spends approximately 10 per cent of the US market.

Novogen's Managing Director, Mr Christopher Naughton, said Novogen would be managing the clinical development program for NV-07α and then reviewing potential marketing partners for the commercialisation of the product.

NV-07α development has been supported by the grant of A$3.7 million from the Australian Government under the R&D START program.

NV-07aα is the third Novogen compound in human clinical studies. Immunosupression is one of the multiple therapeutic applications targeted by Novogen's phenolic drug technology research and development program.

Within the same class of compounds are Novogen's anti-cancer drug phenoxodiol (now in Phase I/II human clinical trials in Australia and the US and under licence to Marshall Edwards Inc) and Novogen's NV-04 cardiovascular drug program, also now in human trials. Novogen is involved in drug discovery and product development for disorders that are commonly associated with aging and co-ordinates an international clinical research and development program with external collaborators, hospitals and universities.

ISSUED FOR	**:**	**NOVOGEN LIMITED**
FOR FURTHER INFORMATION	**:**	**MR CHRISTOPHER NAUGHTON, MANAGING DIRECTOR, OR** **PROFESSOR ALAN HUSBAND, RESEARCH DIRECTOR, NOVOGEN LIMITED** **TEL (02) 9878 0088** http://www.novogen.com
ISSUED BY	:	WESTBROOK COMMUNICATIONS CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157 (MOBILE)